September 12, 2024

Ian Shan
Chief Financial Officer
JD.com, Inc.
20th Floor, Building A , No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People   s Republic of China

       Re: JD.com, Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-36450
Dear Ian Shan:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Item 3. Key Information
Cash and Asset Flows through Our Organization, page 12

1. We note your revised disclosure here and elsewhere in this annual report that "the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland if our holding company, our subsidiaries, or the consolidated variable interest entities do not comply with applicable laws or regulations on such currency conversion." Please amend your disclosure here and elsewhere in this annual report, as applicable, to state more directly that, to the extent cash or assets in the business is in the PRC or Hong Kong or a
       PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
       VIEs by the PRC government to transfer cash or assets.
 September 12, 2024
Page 2
E. Critical Accounting Estimates
Income Taxes, page 155

2. We note that you have a RMB17,057 million tax valuation allowance and also have had significant income before taxes in 2022 and 2023. Please revise to provide qualitative and quantitative information necessary to understand the tax valuation estimation uncertainty, including the specific positive and negative evidence considered, and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations. Refer to Item 5.E of Form 20-F.
15. Accounts Payable, page F-57

3. Please revise to disclose the description of the payment terms, including payment timing, of your supply chain financing arrangements. Refer to ASC 405-50-50-3 and 405-50-55-2 and 3.
General

4. We note the changes you made to your disclosure appearing in the Summary of Risk
       Factors, Item 3. Key Information and the applicable risk factors relating to the legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your Annual Report on Form 20-F for the fiscal year ended December 31, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures.
       The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
       We remind you that, pursuant to federal securities rules, the term
control    (including the
       terms    controlling,       controlled by,    and    under common
control with   ) as defined in
       Securities Act Rule 405 means    the possession, direct or indirect, of
the power to direct or
       cause the direction of the management and policies of a person, whether through
       the ownership of voting securities, by contract, or otherwise.    The
Sample Letters also
       sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosures in the above referenced sections convey these risks. Please restore and revise your disclosures in the above referenced sections to directly address these risks.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 12, 2024
Page 3

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services